UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,337,864*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,337,864*
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,337,864*
	10	SHARED DISPOSITIVE POWER

7,337,864*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,675,728*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,402,718*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,402,718*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,402,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,935,146*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,935,146*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,935,146*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,337,864*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,337,864*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,337,864*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

CO

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,337,864*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,337,864*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,337,864*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,337,864*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,337,864*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,337,864*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,337,864*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,337,864*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,337,864*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,337,864*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,337,864*
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,337,864*
	10	SHARED DISPOSITIVE POWER

7,337,864*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,675,728*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

*Represents American Depositary Shares (“Shares”) (each Share represents one Ordinary Share).

9

CUSIP No. 63008G203

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,402,718 Shares beneficially owned by Nomis Bay is approximately $12,976,980, including brokerage commissions.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,935,146 Shares beneficially owned by BPY is approximately $8,650,646, including brokerage commissions.

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,337,864 Shares held in the Managed Positions is approximately $21,627,482, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, certain of the Reporting Persons (the “Proposing Shareholders”) convened a special general meeting of shareholders of the Issuer, which was held on March 20, 2023 (the “Special Meeting”). At the Special Meeting, a majority of the Issuer’s shareholders in attendance voted in favor of the Proposing Shareholders’ proposals to (i) amend certain provisions of the Issuer’s Articles of Association, (ii) remove four incumbent members of the Issuer’s Board of Directors (the “Board”), including Chairman and Chief Executive Officer Yoav Stern, and (iii) appoint two director nominees, Kenneth H. Traub and Dr. Joshua Rosensweig, as directors of the Issuer. Although the Proposing Shareholders believe that the Special Meeting was valid, including that Messrs. Traub and Rosensweig were duly elected to the Board at the Special Meeting, the Issuer is challenging the validity of the Special Meeting in Israeli court, which the Proposing Shareholders are vigorously defending. Most recently, the Israeli court issued an order stating that Messrs. Traub and Rosensweig shall serve as non-voting observers on the Board during the pendency of the litigation.

In addition to the Israeli litigation, on March 27, 2023, the Issuer filed a lawsuit in the United States District Court for the Southern District of New York (the “Issuer Complaint”) against certain of the Reporting Persons and certain other third parties (collectively, the “Defendants”). The following description of the Issuer Complaint is qualified in its entirety by reference to the Issuer Complaint, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. The Issuer Complaint alleges, among other things, (i) violations of the reporting requirements of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), (ii) breach of contract with respect to the Issuer’s Amended and Restated Deposit Agreement dated April 15, 2019, (iii) tortious interference with certain of the Issuer’s business relations, and (iv) unjust enrichment. The gravamen of the Issuer Complaint is that Defendants failed to disclose that they formed a “group” as defined under Section 13(d) of the Act and seeks permanent injunctive relief and damages. The Reporting Persons believe the allegations set forth in the Issuer Complaint are without merit and intend to defend themselves vigorously.

10

CUSIP No. 63008G203

On April 24, 2023, the Issuer filed a motion for a preliminary injunction seeking an order enjoining Defendants from (i) purchasing or selling ADSs until at least 6 weeks after “they file an accurate Schedule 13D disclosing their group ownership and coordination”; and (ii) exercising shareholder rights, including by casting votes in connection with a shareholder meeting until at least 6 weeks after they file an accurate Schedule 13D disclosing their alleged group ownership and coordination, and voiding the votes Defendants cast at the Special Meeting in March 2023. In addition, the Issuer sought expedited discovery. On April 28, 2023, Defendants opposed the request for expedited discovery on multiple grounds, including that the Issuer had not brought its motion promptly; the Issuer had not shown a likelihood of success on the merits; and the discovery sought was over broad. On May 2, 2023, the Court held a status conference at which the Court (i) denied the motion for expedited discovery, and (ii) set the date for hearing oral argument on the motion, as well as on motions to dismiss, as June 12, 2023.

On May 1, 2023, certain of the Reporting Persons (the “Reporting Person Plaintiffs”) filed a lawsuit in the United States District Court for the Southern District of New York (the “Reporting Person Complaint”) against the Issuer and certain other third parties, including Mr. Stern (the “Issuer Defendants”). The following description of the Reporting Person Complaint is qualified in its entirety by reference to the Reporting Person Complaint, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Person Complaint seeks to recover the Reporting Person Plaintiffs’ costs and attorneys fees and punitive damages arising from the Issuer Complaint pursuant to New York Civil Rights Law §§ 70-a and 76-a. As set forth in the Reporting Person Complaint, the Reporting Person Plaintiffs believe the Issuer Defendants filed the Issuer Complaint in an effort to silence the Reporting Person Plaintiffs’ criticism of their efforts to effectuate change on the Board. Specifically, the Reporting Person Plaintiffs communications with the Issuer’s shareholders and public disclosures relating to those communications and the Special Meeting constitute “action involving public petition and participation” under N.Y. Civil Rights Law 76-a, as they involve a communication in a place open to the public or a public forum in connection with an issue of public interest as well as lawful conduct in furtherance of the exercise of the constitutional right of free speech in connection with an issue of public interest.

Item 5.	Interest in the Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 253,205,493 Shares outstanding, as of March 28, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023.

A.	Nomis Bay
(a)	As of the close of business on May 2, 2023, Nomis Bay beneficially owned 4,402,718 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,402,718
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,402,718

(c)	The transactions in the Shares by Nomis Bay since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 63008G203

B.	BPY
(a)	As of the close of business on May 2, 2023, BPY beneficially owned 2,935,146 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,935,146
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,935,146

(c)	The transactions in the Shares by BPY since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
C.	EOM
(a)	EOM, as the investment advisor to each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,402,718 Shares owned by Nomis Bay and (ii) 2,935,146 Shares owned by BPY.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,337,864
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,337,864

(c)	EOM has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
D.	Murchinson
(a)	Murchinson, as the sub-investment advisor to each of Nomis Bay and BPY and the investment advisor to the Managed Positions, may be deemed the beneficial owner of the (i) 4,402,718 Shares owned by Nomis Bay, (ii) 2,935,146 Shares owned by BPY and (iii) 7,337,864 Shares held through the Managed Positions.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 7,337,864
2. Shared power to vote or direct vote: 7,337,864
3. Sole power to dispose or direct the disposition: 7,337,864
4. Shared power to dispose or direct the disposition: 7,337,864

(c)	Murchinson has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 63008G203

E.	Mr. Keyes
(a)	Mr. Keyes, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,402,718 Shares owned by Nomis Bay and (ii) 2,935,146 Shares owned by BPY.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,337,864
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,337,864

(c)	Mr. Keyes has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Jagessar
(a)	Mr. Jagessar, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,402,718 Shares owned by Nomis Bay and (ii) 2,935,146 Shares owned by BPY.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,337,864
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,337,864

(c)	Mr. Jagessar has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
G.	Ms. Carlebach
(a)	Ms. Carlebach, as the director of EOM, may be deemed the beneficial owner of the (i) 4,402,718 Shares owned by Nomis Bay and (ii) 2,935,146 Shares owned by BPY.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,337,864
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,337,864

(c)	Ms. Carlebach has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares on behalf of each of Nomis Bay and BPY since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP No. 63008G203

H.	Mr. Bistricer
(a)	Mr. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson, may be deemed the beneficial owner of the (i) 4,402,718 Shares owned by Nomis Bay, (ii) 2,935,146 Shares owned by BPY and (iii) 7,337,864 Shares held through the Managed Positions.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 7,337,864
2. Shared power to vote or direct vote: 7,337,864
3. Sole power to dispose or direct the disposition: 7,337,864
4. Shared power to dispose or direct the disposition: 7,337,864

(c)	Mr. Bistricer has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Issuer Complaint and the Reporting Person Complaint, each as defined and described in Item 4 above and attached as Exhibit 99.1 and 99.2, respectively.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Complaint filed by the Issuer on March 27, 2023.
99.2	Complaint filed by certain Reporting Persons on May 1, 2023.

14

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2023

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

15

CUSIP No. 63008G203

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

NOMIS BAY LTD

Purchase of Common Stock	150,000	2.5900	03/14/2023
Purchase of Common Stock	75,000	2.5452	03/21/2023
Purchase of Common Stock	16,455	2.4174	04/21/2023
Purchase of Common Stock	7,500	2.4000	04/26/2023
Purchase of Common Stock	30,000	2.4401	04/27/2023
Purchase of Common Stock	75,000	2.5034	05/01/2023

BPY LIMITED

Purchase of Common Stock	100,000	2.5900	03/14/2023
Purchase of Common Stock	50,000	2.5452	03/21/2023
Purchase of Common Stock	10,970	2.4174	04/21/2023
Purchase of Common Stock	5,000	2.4000	04/26/2023
Purchase of Common Stock	20,000	2.4401	04/27/2023
Purchase of Common Stock	50,000	2.5034	05/01/2023

MURCHINSON LTD.

(Through the Managed Positions)

Purchase of Common Stock	100,000	2.5900	03/14/2023
Purchase of Common Stock	150,000	2.5900	03/14/2023
Purchase of Common Stock	50,000	2.5452	03/21/2023
Purchase of Common Stock	75,000	2.5452	03/21/2023
Purchase of Common Stock	10,970	2.4174	04/21/2023
Purchase of Common Stock	16,456	2.4174	04/21/2023
Purchase of Common Stock	5,000	2.4000	04/26/2023
Purchase of Common Stock	7,500	2.4000	04/26/2023
Purchase of Common Stock	20,000	2.4401	04/27/2023
Purchase of Common Stock	30,000	2.4401	04/27/2023
Purchase of Common Stock	50,000	2.5034	05/01/2023
Purchase of Common Stock	75,000	2.5034	05/01/2023